UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Energy Focus, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

29268T300
(CUSIP Number)

September 16, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

5 Elements Energy Efficiency Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,391
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		287,391
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,391
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.48%
12	TYPE OF REPORTING PERSON (see instructions)

CO

1	NAMES OF REPORTING PERSONS

Cheng, Yeh Mei-Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,391
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		287,391
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,391
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.48%
12	TYPE OF REPORTING PERSON (see instructions)

IN

1	NAMES OF REPORTING PERSONS

Communal International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,391
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER

		287,391
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,391
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.48%
12	TYPE OF REPORTING PERSON (see instructions)

CO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G amends the statement on Schedule 13G filed on April 27, 2012, as amended by Amendment No. 1 to Schedule 13G filed on February 13, 2015 (the “Original 13G” and, as amended, the “13G”), by 5 Elements Energy Efficiency Limited, Yeh Mei-Hui Cheng and Communal International Ltd. and amends the Items of the 13G set forth below with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”). This Amendment is being filed to report a change in 5 Elements Energy Efficiency Limited’s, Ms. Cheng’s, and Communal International Ltd.’s ownership percentage as a result of a sale of shares by 5 Elements Energy Efficiency Limited as part of, and the resulting change in the number of the outstanding shares following, the Company’s and certain of its stockholders’ public offering of Common Stock in September 2015 (the “Equity Offering”).

Item 4. Ownership

(a)Amount beneficially owned: 287,391 shares of Common Stock, $0.0001 par value per share, of the Company.

(b)Percent of class: 2.48% (1)

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 287,391

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 287,391

(1)
Based on information set forth in the Company’s Prospectus Supplement filed on September 14, 2015 (which reported that there were 11,574,227 shares outstanding as of September 11, 2015 following the Equity Offering).

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 30, 2015

5 ELEMENTS ENERGY EFFICIENCY LIMITED

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Yeh Mei-Hui Cheng, Authorized Representative

		By:	/s/ Eric Hilliard
		Name:	Eric Hilliard, Attorney-in-Fact for Yeh Mei-Hui Cheng

COMMUNAL INTERNATIONAL LTD.

		By:	/s/ James Tu
		Name:	James Tu, Authorized Representative